Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

August 7, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	Cataca Resources, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 7, 2014
File No. 333-190255

Dear Mr. Reynolds:

     We have amended our registration statement in response to your letter dated July 18, 2014. This letter responds to your letter and addresses each of your comments as set forth below:

Changes in Accountants, page 55

1.	Revise to clarify the ending date of the subsequent period for which there were no disagreements with the predecessor accountant and consultations with the successor accountant. Please note that this date is typically the termination date of the predecessor accountant’s engagement. The third and fifth paragraphs indicate this date is February 11, 2014 while you disclose the predecessor’s engagement ended March 17, 2014. Please revise to provide consistency regarding dates in this section.

The requested revisions have been made on page 55.

2.	Provide an updated Exhibit 16 letter as well.

An updated Exhibit 16 has been included in this amendment.

Security Ownership of Certain Beneficial Owners and Management, page 60

3.	Please update your beneficial ownership table as of a more recent practicable date. Refer to Item 403 of Regulation S-K.

The table has been updated on page 60.

Please feel free to call me at 845.256.8031 should you have any further questions. Please note that the undersigned has replaced the former counsel for the issuer. Please send all correspondence regarding this registration statement to the email set forth above.

Glenn & Glenn
/s/ D. Roger Glenn